NationsBank Corporation and Subsidiaries
Ratio of Earnings to Fixed Charges and Preferred Dividends        Exhibit 12(b)
(Dollars in Millions)



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
                                                                               Year Ended December 31
                                                          ----------------------------------------------------------------
                                                              1997        1996         1995          1994         1993
                                                          ----------- ----------- ------------- ------------- ------------
Excluding Interest on Deposits
Income before taxes .....................................   $ 4,796     $ 3,634      $2,991       $2,555        $1,991
Equity in undistributed losses (earnings)
  of unconsolidated subsidiaries ........................        --           2          (7)          (3)           (5)
Fixed charges:
  Interest expense (including capitalized interest) .....     4,707       4,125       4,480        2,896         1,421
  Amortization of debt discount and
   appropriate issuance costs ...........................        19          20          12            8             6
  1/3 of net rent expense ...............................       150         126         125          114            96
                                                            -------     -------      --------      -------       -------
   Total fixed charges ..................................     4,876       4,271       4,617        3,018         1,523
Preferred dividend requirements .........................        17          22          13           15            16
Earnings (excluding capitalized interest) ...............   $ 9,672     $ 7,907      $7,601       $5,570        $3,509
                                                            =======     =======      ========      =======      =======
Fixed charges ...........................................   $ 4,893     $ 4,293      $4,630       $3,033        $1,539
                                                            =======     =======      ========      =======      =======

Ratio of Earnings to Fixed Charges ......................      1.98        1.84        1.64         1.84          2.28
Including Interest on Deposits
Income before taxes .....................................   $ 4,796     $ 3,634      $2,991       $2,555        $1,991
Equity in undistributed losses (earnings)
  of unconsolidated subsidiaries ........................        --           2          (7)          (3)           (5)
Fixed charges:
  Interest expense (including capitalized interest) .....     8,662       7,447       7,761        5,310         3,570
  Amortization of debt discount and
   appropriate issuance costs ...........................        19          20          12            8             6
  1/3 of net rent expense ...............................       150         126         125          114            96
                                                            --------    --------     --------      -------       -------
   Total fixed charges ........................... ......     8,831       7,593       7,898        5,432         3,672
Preferred dividend requirements .........................        17          22          13           15            16
Earnings (excluding capitalized interest) ...............   $13,627     $11,229     $10,882       $7,984        $5,658
                                                            ========    ========     ========      =======       =======
Fixed charges ...........................................   $ 8,848     $ 7,615      $7,911       $5,447        $3,688
                                                            ========    ========    ========      =======       =======
Ratio of Earnings to Fixed Charges ......................      1.54        1.47        1.38         1.47          1.53
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